Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

January 23, 2024
Daniel S. Greenspan, Staff Attorney
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Nuveen Churchill Direct Lending Corp.
Registration Statement on Form N-2 (File No. 333-276148)
Dear Mr. Greenspan:
On behalf of Nuveen Churchill Direct Lending Corp. (the “Company”), set forth below is the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 22, 2024 regarding the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-276148) (the “Registration Statement”) filed with the SEC on January 16, 2024. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement.
1.Please confirm that the Company sought FINRA’s review of the underwriting terms and arrangements of the offering, and obtained a “no objections” letter from FINRA.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company sought FINRA’s review of the underwriting terms and arrangements of the offering and obtained a “no objections” letter from FINRA on December 27, 2023.
2.Under the section entitled “Use of Proceeds” in the Company’s final prospectus, please disclose the estimated amount of the net proceeds that the Company intends to use to paydown each of the Revolving Credit Facility and the SMBC Financing Facility.
Response: The Company hereby acknowledges the Staff’s comment and will disclose the estimated amount of the net proceeds that the Company intends to use to paydown each of the Revolving Credit Facility and the SMBC Financing Facility in the Company’s final prospectus.
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Please do not hesitate to call me at (202) 383-0278, or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour
Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Daniel S. Greenspan, Staff Attorney January 23, 2024 Page 2

cc:	John Lee, Branch Chief Christian Sandoe, Assistant Director John D. McCally, General Counsel, Churchill Asset Management LLC Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP